UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

CORSAIR OPPORTUNITY FUND
(Name of Subject Company (Issuer))

CORSAIR OPPORTUNITY FUND
 (Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
 (Title of Class of Securities)

22041J103 – Class A
22041J203 – Class I
 (CUSIP Number of Class of Securities)

Thomas Hess
366 Madison Avenue, 12th Floor
New York, NY 10017
(212) 949-3000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications on Behalf of the Filing Person(s))

With a copy to:

George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

March 21, 2016
(Date Tender Offer First Published,
 Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$1,420,000 (approximately 10% of 3/15/16 NAV) (a)	Amount of Filing Fee:	$142.99 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	Calculated at $100.70 per $1,000,000 of the Transaction Valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$142.99
Form or Registration No.:	SC-TO-I
Filing Party:	Corsair Opportunity Fund
Date Filed:	March 21, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission (“SEC”) on March 21, 2016 by the Corsair Opportunity Fund  (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase beneficial interests (“Interests”) in the Fund in an aggregate amount up to $1,420,000 on the terms and subject to the conditions set out in the Offer to purchase and the related letter of transmittal (“Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were previously filed with the SEC as Exhibits B and C to the Statement on March 21, 2016.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.   Holders of Interests in the Fund (“Shareholders”) that desired to tender an Interest, or a portion thereof, for purchase were required to submit their tenders by 11:59 P.M., Eastern Time, on April 18, 2016.

2.   As of April 18, 2016, no Shareholders validly tendered Interests prior to the expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CORSAIR OPPORTUNITY FUND

	By:	/s/ Jay Petschek
Name: Jay Petschek
Title: President

December 9, 2016